UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

HARRIS CORPORATION

(Exact name of the registrant as specified in its charter)

Delaware	1-3863	34-0276860
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

1025 West NASA Boulevard, Melbourne, Florida	32919
(Address of principal executive offices)	(Zip code)

Scott T. Mikuen, (321) 727-9100

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014

Section 1 - Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD – Specialized Disclosure Report for Harris Corporation was filed for the reporting period from January 1, 2014 to December 31, 2014 (this “2014 SD Filing”).

Harris Corporation, together with its subsidiaries, is an international communications and information technology company serving government and commercial markets in more than 125 countries. We are dedicated to developing best-in-class assured communications® products, systems and services for global markets, including RF communications, government communications systems and integrated network solutions.

We structure our operations primarily around the products and services we sell and the markets we serve, and we report the financial results of our operations in the following three reportable operating or business segments — RF Communications, Government Communications Systems and Integrated Network Solutions. Our RF Communications segment is a global supplier of secure tactical radio communications and embedded high-grade encryption solutions for military, government and commercial customers and also of secure communications systems and equipment for public safety, utility and transportation organizations. Our Government Communications Systems segment conducts advanced research and develops, produces, integrates and supports advanced communications and information systems that solve the mission-critical challenges of our civilian, intelligence and defense government customers worldwide, primarily the U.S. Government. Our Integrated Network Solutions segment provides government, energy, maritime and healthcare customers with integrated communications and information technology and services, including mission-critical end-to-end information technology (“IT”) services, managed satellite and terrestrial communications solutions and standards-based healthcare interoperability solutions. Our RF Communications and Government Communications Systems segments are our two product-oriented segments, and our Integrated Network Solutions segment primarily provides services.

Because we believed for the reporting period from January 1, 2014 to December 31, 2014 (the “2014 Reporting Period”) that one or more “conflict minerals” (as defined in paragraph (d) of Item 1.01 of Form SD) were necessary to the functionality or production of many of the products manufactured by us or contracted by us to be manufactured, we conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding those conflict minerals pursuant to Item 1.01 of Form SD. Below is a brief description of our RCOI and our RCOI results.

RCOI and RCOI Results

For the 2014 Reporting Period (the second reporting period under the U.S. Securities and Exchange Commission conflict minerals rules (“Conflict Minerals Rules”)), we expanded our RCOI beyond our RF Communications and Government Communications Systems segments, which are our two product-oriented segments, as noted above, and on which we focused our RCOI for the prior reporting period, to include our Integrated Network Solutions segment. Due to the vast number of suppliers in our supply chain, we continued to use for the 2014 Reporting Period a survey approach targeting the larger-dollar-volume suppliers for our company. Expanding our RCOI coverage to include our Integrated Network Solutions segment increased the number of suppliers we surveyed for the 2014 Reporting Period by 25% over the prior reporting period.

We used the survey template developed by the Electronic Industry Citizens Coalition (“EICC”) and the Global e-Sustainability Initiative (“GeSI”). This survey form was designed to ascertain from a supplier the presence, if any, and source, origin and processing facility of conflict minerals in the products, materials and supplies that supplier provides to us, as well as to obtain other information regarding the supply chain for those conflict minerals, that supplier’s conflict minerals program and the reliability of the information provided by that supplier.

Our targeted group of larger-dollar-volume suppliers represented approximately 60% of our total direct spend with suppliers (including original equipment manufacturers supplying to us through distributors) (our “Total Direct Spend”). In advance of sending our survey form to our targeted suppliers, we sent a letter to all of our direct suppliers notifying them regarding the Conflict Minerals Rules and our conflicts minerals policy and that we may request them to complete a conflict minerals survey form, for which we would need their accurate and timely responses. We then sent our survey form to our targeted suppliers. We analyzed each completed survey form for completeness and content relative to the types of information we sought and otherwise to determine if it was reasonable for us to rely on the supplier’s response and the information included therein. We followed up with non-responsive suppliers and those submitting surveys that were incomplete or contained inconsistent information.

We received completed survey forms from responsive suppliers representing approximately 73% of our Surveyed Spend (as defined below), or approximately 43% of our Total Direct Spend. In addition, we received unsolicited surveys from suppliers representing approximately an additional 3% of our Surveyed Spend, or approximately an additional 2% of our Total Direct Spend. Thus, we received solicited and unsolicited completed survey forms on which we determined it was reasonable for us to rely from suppliers representing approximately 45% of our Total Direct Spend (and we refer in this 2014 SD Filing to our Total Direct Spend represented by the suppliers from whom we solicited survey forms, together with those from whom we received unsolicited survey forms, as our “Surveyed Spend”).

A summary of certain information in those solicited and unsolicited completed survey forms follows:

•	Suppliers responding that the products, materials and supplies those suppliers provided to us did not contain any of the four conflict minerals (tin, tantalum, tungsten, gold) represented approximately 15% of our Surveyed Spend (approximately 9% of our Total Direct Spend).

•	Suppliers responding that any conflict minerals in the products, materials and supplies those suppliers provided to us did not originate in the Democratic Republic of the Congo or an “adjoining country” (as defined in paragraph (d) of Item 1.01 of Form SD) (collectively, the “covered countries”) represented approximately 10% of our Surveyed Spend (approximately 6% of our Total Direct Spend).

•	Suppliers responding that the source of any conflict minerals in the products, materials and supplies those suppliers provided to us was uncertain or unknown represented approximately 41% of our Surveyed Spend (approximately 25% of our Total Direct Spend). We note that, based on US and UK geological surveys and the Index Mundi, we believe (i) less than 4% of the global supply of gold, less than 1% of the global supply of tin, and less than 2% of the global supply of tungsten originate from the covered countries; and (ii) although approximately half of the global supply of tantalum originates from the covered countries, approximately 95% of that supply originates from smelters who are listed as a conflict-free smelter under the Conflict Free Smelter Initiative sponsored by both the EICC and GeSI.

•	Suppliers responding that any conflict minerals in the products, materials and supplies those suppliers provided to us were believed to have originated from the covered countries represented approximately 7% of our Surveyed Spend (approximately 5% of our Total Direct Spend).

•	In addition, there were 4 instances in which suppliers responded that there were conflict minerals in the products, materials and supplies those suppliers provided to us that originated from 100% recycled or scrap sources.

•	Also, there were 10 instances in which suppliers responded that there were conflict minerals in the products, materials and supplies those suppliers provided to us that originated from a country with no known reserves of or mines for the applicable conflict mineral.

Based on our RCOI, we determined for the 2014 Reporting Period that (a) the necessary conflict minerals in the products, materials and supplies provided to us by the suppliers responding as described in the second and third bullets above did not originate in the Democratic Republic of the Congo or an adjoining country or that we had no reason to believe that such necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country; and (b) the necessary conflict minerals in the products, materials and supplies provided to us by the suppliers responding as described in the fifth bullet above did come from recycled or scrap sources or that we reasonably believed that such necessary conflict minerals may have come from recycled or scrap sources.

Additionally, for the necessary conflict minerals in the products, materials and supplies provided to us by the suppliers responding as described in the fourth and sixth bullets above, we determined based on our RCOI for the 2014 Reporting Period that we knew such necessary conflict minerals originated in the Democratic Republic of the Congo or an adjoining country and are not from recycled or scrap sources, or that we had reason to believe that such necessary conflict minerals may have originated in the Democratic Republic of the Congo or an adjoining country and have reason to believe that such necessary conflict minerals may not be from recycled or scrap sources. Consequently, we exercised due diligence on the source and custody of such necessary conflict minerals pursuant to Item 1.01(c) of Form SD, and we have filed a Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Our 2014 SD Filing and Conflict Minerals Report are publicly available on our Internet website at the following link:

http://harris.com/corporate_responsibility/ext_conflict_minerals.aspx

Item 1.02	Exhibit

Our Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

The following exhibit is filed herewith:

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

HARRIS CORPORATION

By:	/s/ Miguel A. Lopez
Name:	Miguel A. Lopez
Title:	Senior Vice President and Chief Financial Officer

Date: May 26, 2015